FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2010

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Press release

 4/08/2010

Santander UK plc agrees to acquire RBS and NatWest branches
for £1,650 million

Santander UK plc (“Santander UK”) has today (4th August 2010) reached an agreement to acquire the parts of the banking businesses of the Royal Bank of Scotland Group (“RBS”) which are carried out through its RBS branches in England and Wales and its NatWest branches in Scotland.

The consideration for the acquisition, subject to completion adjustments, comprises £350 million of goodwill relative to a notional equity value of approximately £1.3 billion as at 31 December 2009.1

In line with Group expectations for acquisitions, the deal will be EPS accretive from the first year and result in a mid double-digit return on investment by the end of year three.2

Completion is expected between 15 – 18 months, subject to necessary approvals.

The acquisition, upon completion, will include:

▪	311 RBS branches in England and Wales and 7 NatWest branches in Scotland.

▪	40 SME banking centres and more than 400 relationship managers.

▪	4 corporate banking centres and 3 private banking centres.

▪	1.8 million retail customers (c.2% retail market share).

▪	Around 244,000 SME customers (c.5% SME market share) and c. 1,200 mid-corporate customers (c.5% market share).

▪	Around 5,000 employees.

The acquisition is an important strategic step for Santander UK towards realising its goal to become a full-service commercial bank.  It further strengthens its retail banking business, and significantly accelerates its plans in the small and medium-sized enterprises (SME) sector, increasing its market share from 3% to over 8%.3

Corporate Communications

Press release

António Horta-Osório, Chief Executive of Santander UK, said: “This is a very important strategic deal for Santander in the UK that builds on our retail strength and significantly accelerates our plans to have a substantial presence, and continue to challenge, in the SME and corporate banking sector. Last year we increased lending to SMEs by 16% and this increased to 21% in the first half of 2010. The RBS and NatWest branch acquisition will accelerate our growth and improve competition in a sector vital to the UK economy.

“Across both our retail and SME businesses, we are committed to our branch network and to offering our customers the best value-for-money products.”

Through the Abbey, Alliance & Leicester and Bradford & Bingley acquisitions, Santander UK has demonstrated that it can integrate complex and large-scale businesses successfully. The process of transferring the RBS and NatWest branches, together with associated customers and accounts, will take place towards the end of 2011 and will be undertaken in accordance with Part VII of the Financial Services and Markets Act 2000.  The transfers will be subject to FSA support and Court sanction.

All accounts will be migrated to Santander UK with effect from completion expected towards the end of 2011.  As at 31 December 2009, the business had £21.5 billion of assets, £22.4 billion of deposits and around 2 million customers.

There are no immediate changes for customers or employees of RBS and NatWest, and the branches and business centres will continue to operate as normal under the present brand until completion. Customers and employees will be kept informed throughout the transfer process and Santander UK and RBS will be writing to customers to inform them of the agreement.

Ends

Media & Investor Contacts

Matthew Young Anthony Frost Israel Santos	(Corporate Communications) (Corporate Communications) (Investor Relations)	020 7756 4232 020 7756 5536 020 7756 4275

Notes to Editors

1.  Based on RBS estimates of RWAs as at 31 December 2009.
2. EPS accretive from end 2012 and exceeding 2% by end 2014 (based upon a completion and transfer of assets by end of 2011).
3. Market share on an asset basis of SME businesses with turnover up to £25m [based on BoE returns].

Corporate Communications

Press release

About Us

Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with presence in 10 main markets. At the end of 2009, Santander was the largest bank in the euro zone by market capitalization and third in the world by profit. Founded in 1857, Santander had €1,245 billion in managed funds at the end of 2009. Following the acquisition of Sovereign Bancorp of the U.S. in January 2009, Santander has 90 million customers, 13,660 branches – more than any other international bank – and 170,000 employees. It is the largest financial group in Spain and Latin America, with leading positions in the United Kingdom and Portugal and a broad presence in Europe through its Santander Consumer Finance arm. In 2009, Santander registered €8,943 million in net attributable profit.

In the UK, Santander operates two retail businesses – Santander, which was formed out of the Abbey and Bradford & Bingley retail network, and Alliance & Leicester. Together they have over 1300 branches, around 4,200 cash machines and they provide a full range of retail and corporate banking services to 25 million customers.  The integration and rebranding of Alliance & Leicester is on track to be completed at the end of 2010.

Corporate Communications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 4 August 2010	By / s / Jessica Petrie (Authorised Signatory)